March 6, 2023

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:

Request for Acceleration of Effectiveness of Registration Statement on Form S-1, as amended (File No. 333-269488) (the “Registration Statement”) of Atlas Energy Solutions Inc., a Delaware corporation (the “Company”)

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1 of the Company, the undersigned, as the representatives of the several underwriters of the offering (the “Underwriters”), hereby join the Company’s request for acceleration of the effective date and time of the Registration Statement to 4:00 p.m., Washington, D.C. time, on March 8, 2023 or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned advises that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to the underwriters, dealers, institutional investors, retail investors and others, prior to the requested effective time of the Registration Statement.

In connection with the preliminary prospectus distribution for the above-referenced issue, the Underwriters have confirmed that they are complying with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC

By:	/s/ Charles Park
Name:	Charles Park
Title:	Managing Director

BOFA SECURITIES, INC.

By:	/s/ Ray Craig
Name:	Ray Craig
Title:	Managing Director

PIPER SANDLER & CO.

By:	/s/ Ira Green, Jr.
Name:	Ira Green, Jr.
Title:	Head of Energy & Power Capital Markets

As Representatives of the several underwriters

[Signature Page to Underwriter Acceleration Request]